Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Philip Romney
Acting Principal Financial Officer
SeaBright Insurance Holdings, Inc
1501th Avenue
Suite 2600
Seattle, WA 98101

> **Re: SeaBright Insurance Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 16, 2009**
> **File No. 001-34204**

Dear Mr. Romney:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Loss and Loss Adjustment Expenses, page 59

1.   Please refer to your discussion of changes in estimates of insured events in prior periods. The current discussion solely attributes the accident year to which the

positive development can be attributed, but does not discuss the specific reasons for such development. Please elaborate on your discussion by disclosing the specific reasons for the positive development.

Liquidity and Capital Resources, page 63

2.   Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

3.   Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

4.   Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee, preferably in tabular format. We do not believe that disclosure of average credit ratings is particularly useful. Also, disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

                                        *   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant